SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

             Entergy Nuclear Vermont Yankee, LLC
                   520 Governor Hill Road
                      Vernon, VT  05302

     This certificate is notice that Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             International Holdings Ltd LLC
             ("EIHL") and Entergy Nuclear Vermont
             Yankee, LLC ("ENVY") which Credit
             Agreement  (and related Note) was
             entered into on July 23, 2002 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $35,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EIHL's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EIHL and notified to ENVY,
             in each case, computed on the basis
             of a 365 day year for the actual
             number of days (including the first
             day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, no funds have been
             advanced by EIHL to the Company.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy International Holdings Ltd
             LLC

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             In order to provide financial
             assurance, any advance of the
             available credit may be used by ENVY
             to meet its expenses and obligations
             to safely operate and maintain the
             Vermont Yankee Plant, including
             payments for nuclear property damage
             insurance and a retrospective
             premium pursuant to Rule 10, Part
             140, Section 21 of the Code of
             Federal Regulations (10 CFR
             140.21).

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             on par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                  ENTERGY NUCLEAR VERMONT YANKEE, LLC

                            BY: /s/ Nathan E. Langston
                                   Nathan E. Langston
                                   Vice President and
                                Chief Accounting Officer

Date: August 7, 2002